Edwards Wildman Palmer LLP
525 Okeechobee Boulevard
Suite 1600
West Palm Beach, FL 33401
(561) 833-7700

February 7, 2012

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0405

RE:	Consolidated Water Co. Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 9, 2011
SEC File No. 0-25248

Dear Mr. Mew:

On behalf of our client, Consolidated Water Co. Ltd. (the “Company”), I hereby confirm the telephone conversation I had yesterday with Mr. Milwood Hobbs. I advised Mr. Hobbs that the Chief Financial Officer of the Company was on an extended business trip that would not allow him to focus on the staff’s comment letter of February 3, 2012. Consequently, I informed Mr. Hobbs that the Company would need until March 2, 2012 to address the comments in the staff’s latest letter. Mr. Hobbs indicated that this extension was acceptable.

Sincerely,

Leslie J. Croland

/s/ Leslie J. Croland